UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
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SEC File Number
333-211051

CUSIP
00449Q 101
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [X] Form 10-Q     [ ] Form 10-D     [ ] Form N-SAR     [ ] Form N-CSR
For Period Ended: September 30, 2018

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________________

PART I - REGISTRANT INFORMATION

Achison Inc
Full name of registrant

None
Former Name if Applicaton

3906 Main Street, 207
Address of principal executive offices (Street and Number)

Flushing, NY11354
City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.:

After the auditor finished the quarter fiancial statement of the Corporation, he noticed that the financial information of Linton Inc which was the majority-owned subsidiary of the Corporation need to be added into the financial statement of the Corporation, and made the consolitated financial statement of the Corporation, but we have run out the time which the peiod requeired.

The auditor need more time to amend the consolitated financial statement of the Corporation, and we need more time to edit the XBRL and Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Wanjun Xie
Telephone number: 646-508-6285

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?     [X] Yes     [ ] No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?     [ ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Achison Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2018

/s/ Wanjun Xie
Wanjun Xie, President (CEO)